PRICER

PRESS RELEASE

from Pricer AB (publ) November 8, 2007

In its capacity as issuer, Pricer AB is releasing the information in this pressrelease in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 4:15 p.m on Thursday November 8, 2007.

Toshiba France signs a frame agreement for Pricer ESL with 11 Système U Hypermarkets and Supermarkets

Toshiba France signed a frame agreement for delivery of the Pricer ESL system with 11 Système U hypermarkets and supermarkets in the south of France. This agreement has been concluded between Toshiba and Système U represented by Mr Prou, president of Système U south area and owner of Hyper U Agde which will be the first store to be implemented. The roll-out is expected to be carried out by the fist quarter 2008. Planned deliveries are valued at more than 1 000 000 Euros and include both Continuum ESL displays, as well as Pricer's new Dot Matrix TM displays. This agreement strongly strengthens the Pricer ESL penetration in the Système U group.

"The choice of Pricer was based on our future-proof platform," says Philippe Goas, Area Manager, Middle Europe at Pricer, "and the fact that Système U wanted to use our new Dot Matrix TM displays for it's fresh food areas as part of their total ESL solution." The bi-stable displays use a zero power pixel based technology giving full display flexibility for product and price information, including pictograms and bar codes. "It is important to note that Système U Southern France had tried other ESL systems before choosing the Pricer platform", added Philippe Goas.

"Pricing strategy is an important part of the Système U market approach," says Jean Luc Sarrazin, Système U key account manager of Toshiba, "and the Pricer platform is the only fully scalable solution that offers both segmented displays and bi-stable shelf displays."

About Système U:
Système U is one of the leading chains of independent stores in France. It represents a group of 48 Hyper U, 670 Super U and 140 Market U.

About Toshiba:
TOSHIBA TEC Europe (TERIS) is a European distributor of the Pricer solution. TERIS manages product planning, marketing, sales, service support and distribution of point of sale systems, cash registers, scales, barcode printers, peripherals and software information systems throughout Europe, the Middle East and Africa. As a total solution provider, TOSHIBA TEC Europe offers a complete package from consulting and system design to system installation, operation and maintenance.

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,100 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) November 8, 2007

In its capacity as issuer, Pricer AB is releasing the information in this pressrelease in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 09,45 hrs CEST on Thursday November 8, 2007.

Appointment of the Nomination Committee

In accordance with the decision at the Annual General Meeting on May 9, 2007, Pricer's board chairman Akbar Seddigh has during October contacted the company's largest shareholders to form a Nomination Committee. Subsequently, the shareholders agreeing to participate in the work of the Nomination Committee each nominated a representative.

The shareholders and representatives comprising the Nomination Committee, in addition to the chairman of the board Akbar Seddigh, are:

Salvatore Grimaldi, SAGRI Development AB
Martin Bjäringer, Monterro Holdings Ltd
David Goldschmidt, Brightman Almagor Friedman Trustees
John Örtengren, Aktiespararna (The Swedish Shareholders' Association)

Combined, per September 30, 2007, these shareholders represented over 27 percent of the votes in Pricer AB.

The Nomination Committee will form a proposal to the Board of Directors and prepare other matters prior to the Annual General Meeting planned for March 2008. The Committee's assignment remains effective until a new Nomination Committee is appointed.

Shareholders wishing to submit proposals to Pricer's Nomination Committee can contact the Nomination Committee by e-mail at ir@pricer.com or by letter to: Pricer AB, Attention: Valberedningen, Bergkällavägen 20-22, S-192 79 Sollentuna, Sweden.

For further information, please contact:
Harald Bauer, CFO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,300 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

Interim Report
January - September 2007

- **Orders received during the three quarters increased by 51 percent to SEK 351 M (233)**
- **Net sales for the three quarters amounted to SEK 298.9 M (296.2)**
- **Gross margin improved to 29 (20) percent**
- **Operating result for the three quarters of SEK -14.7 M (-32.6). Third quarter is still negative but showing significant improvement**
- **Result after tax of SEK -20.3 M (-35.6)**
- **Result per share of SEK -0.01 (-0.05)**
- **Liquid funds of SEK 73.8 M (27.0)**

- **The board of Pricer appointed Charles Jackson as new CEO from September 1**
- **The restructuring program to accomplish savings is well under way**

Operations

Charles Jackson, Vice President of Sales & Marketing since 2002, was appointed new CEO of Pricer, effective as of September 1, 2007.

Pricer has entered a phase of restructuring, as announced in August, designed to improve margins and reduce operational expenses so as to obtain significant leverage of increasing volumes. Consolidation synergies after the acquisition of Eldat have been to a large extent realised and additional synergies deriving from the acquisition are expected which will give effect towards the end of 2007 and more so in 2008. Pricer is in a good position to benefit from the continued development of the ESL market. Furthermore, Pricer will continue to focus on customer benefit through innovations and launching of new technologies. Pricer's segment based system can now be complemented with the new technology of Dot Matrix products, simplifying the transition and making it more cost-effective for the customers.

The restructuring program to further improve operational efficiency is well under way leading to expense reductions exceeding SEK 25 M for 2008. The program involves reduction of headcount at all sites and centralizing certain functions to Stockholm and Paris respectively.

Orders received in the third quarter amounted to SEK 115 M (43). Orders in the nine-month period increased with 51 percent and amounted to SEK 351 M (233). It should be noted that Eldat was acquired in August of 2006 and is hence, included in the numbers from that date.The order book at the end of September amounted to approximately SEK 126 M (84). The majority of Pricer's orders are in USD and EUR.

The market and market activities

In Pricer's view, the market for ESL is showing sustained positive development. The signals from Pricer's prioritized geographical markets continue to be clear, and there is interest also outside established markets. The number of installations grows globally which influences also other retail chains to evaluate to include ESL as an operating tool in their processes to improve efficiency. The interest for electronic information systems grows and is expected to grow even further as the new technology based on Dot Matrix is introduced. Interest is expected on a broader scale also outside grocery retail. Leading non food retailers have started test installations of the graphic displays. Pricer has an advantage of being the only company that can offer and control both segmented and graphic displays under the same communication network.

Pricer continues to supply ESL systems to the large retail chains in France after having successfully installed systems during the past years. Carrefour continues to place orders for stores in Spain, Greece, Italy and Réunion. The pilot installation at the retail chain Auchan in France is installed and the customer is evaluating the system. Pricer is also in the process of negotiating for and installing pilots at other customers and market segments as well.

Metro Cash & Carry was the first major retailer in the world to roll out ESL and is now in the process of upgrading to Pricer's new ESL generation in Germany. Metro Cash & Carry France operates 84 Cash & Carry stores and has chosen the Pricer ESL system for deployment. Deliveries are taking place during 2007 for about 30 of these Cash & Carry stores. Metro has also begun to install ESL systems in other countries, notably Portugal, Denmark and Spain.

Orders and deliveries to the Japanese market have increased in the third quarter and the underlying demand for ESL systems in Japan, according to Pricer's assessment, is increasing steadily. The deployment of the Pricer ESL system to the York Benimaru supermarket chain is ongoing successfully. It is noted that store number 1,000 with Ishida in Japan was installed in October.

A licensing agreement was signed with Ishida for development, marketing and sales of wireless graphic display labels mainly for the Japanese market. In April Pricer received a first payment for this right of SEK 14 M, to be followed by an additional SEK 21 M approximately, in the form of goods or cash, on attainment of certain targets in the next few years. Pricer will also receive volume-based royalties, expected as from 2008.

Pricer remains confident of the prospects in the U.S. market despite the fact that time to closure is longer than earlier anticipated. Installations are ongoing for one customer with approximately ten

stores during 2007 and further stores expected in 2008. Pilots and initial installations are also in place at other customers and decisions are expected in the near future on purchases of ESL systems on a wider scale.

At the end of the third quarter, Pricer had over 3,300 installations in about 30 countries with main focus in stores located in Japan, France, Germany and the Nordic countries.

Net sales and result

Net sales amounted to SEK 131.9 M (125.9) during the third quarter and for the nine-month period to SEK 298.9 M (296.2). Eldat was acquired in August 2006 and is included from that date. Deliveries in 2007 went mainly to customers in Japan, Germany and France. As compared to 2006 particularly deliveries to Carrefour in France are lower due to roll-out programs to the hypermarkets at Carrefour that took place during earlier years.

Gross profit increased to SEK 40.3 M (31.0) and the gross margin improved to 31 (25) percent for the quarter. Gross profit for the period was SEK 87.0 M (58.9) and the gross margin improved to 29 (20) percent. The stronger gross margin is mainly attributable to an improved market mix of sales and reduced unit costs. The margin has been negatively impacted by a reserve for inventory write off amounting to 1.5 MSEK relating to discontinued products.

Other operating income of SEK 14.3 M is mainly the first payment from the license agreement with Ishida.

Operating expenses increased to SEK 41.4 M (28.3) for the quarter and SEK 116.0 M (91.5) for the period. Expenses in the quarter include a reserve of approximately SEK 11 M for contractual severance payment to the parting CEO and compensation to other employees also leaving Pricer as part of the restructuring program. As compared to last year the increase is primarily related to the consolidation of Eldat. Operating expenses have also been affected by costs relating to the allocation of employee options, expenses relating to fees and services for the debenture loan and depreciation of intangible assets relating to the acquisition of Eldat.

The operating result amounted to SEK -0.8 M (2.7) for the quarter and SEK -14.7 M (-32.6) for the period, equal to an improvement of 55 percent.

Net financial items amounted to SEK -5.1 M (-1.2) for the quarter and SEK -7.2 M (-3.0) for the period and consisted mainly of interest on convertible debentures and bank loans.

The net result was SEK -5.4 M (1.5) for the quarter and SEK -20.3 M (-35.6) for the period.

Net sales and operating result, SEK M

	Jul-Sep 2007	Jul-Sep 2006	Jan-Sep 2007	Jan-Sep 2006
Net sales	131.9	125.9	298.9	296.2
Cost of goods sold	-91.6	-94.9	-211.9	-237.3
Gross profit	40.3	31.0	87.0	58.9
Gross margin, %	31	25	29	20
Other operating items	0.3	-	14.3	-
Expenses	-41.4	-28.3	-116.0	-91.5
Operating result	-0.8	2.7	-14.7	-32.6

Financial position

Cash flow from operating activities amounted to SEK -5.9 M (-23.9) for the third quarter and SEK -6.9 M (-50.1) for the period. Working capital amounted to SEK 96.0 M (103.3) as compared to SEK 101.1 M at the beginning of the year. As from 2007 working capital does not include deferred tax and other provisions and, hence comparative numbers have been adjusted. Liquid funds as of September 30, 2007 amounted to SEK 73.8 M (27.0).

Cash flow from financing activities amounted to SEK 27.3 M (17.2) for the quarter and included the last draw down of SEK 49.9 M of the convertible debentures partly offset by repayment of bank loans.

Pricer strengthened its financial situation and cash position through the issue of convertible debentures of SEK 74.9 M in April 2007. The duration of the debentures is two years with approximately 8 percent annual interest (6 months STIBOR + 4.5 percent) and can be converted to shares in Pricer at a share price of SEK 0.70, corresponding to a dilution of about 9 percent. In line with IFRS a portion of the debenture loans is accounted as equity and, furthermore, an adjustment is being made to the interest expense during the duration of the loans. The debentures were available until August 2007 and have been drawn in full.

The loan of SEK 20 M from Nordea was paid back in August in view of the additional liquidity from the convertible debentures. However, the loan is still available in the form of a promissory facility.

Capital expenditure

Total net capital expenditure amounted to SEK 0.4 M (-4.4) for the quarter and SEK -5.0 M (8.4) for the period. The negative investment in the year to date numbers consists of a reduction in the purchase price of Eldat based on a warranty claim settlement between the parties.

Personnel

The average number of employees during the quarter was 93 (94) and for the period 98 (108), including 0 (6) at Appulse Ltd and PIER AB. The number of employees as of September 30, 2007 was 93 (115) out of which 23 employees are in the process of leaving their employment. As of December 31, 2006 the number of employees was 110.

Parent company

The parent company had net sales of SEK 98.1 M (85.5) in the third quarter and SEK 226.6 M (232.4) in nine-month period of the year, which included transactions within the group of SEK 76.0 M (132.8). The result before tax was SEK -2.5 M (3.8) for the quarter and SEK 4.1 M (-23.2) in the period and capital expenditures were SEK 1.1 M (5.2) for the period. The parent company had liquid funds of SEK 61.0 M (8.7) as of September 30, 2007.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description in the annual report of last year.

Related party transaction

There are no significant changes in related parties and there have been no significant transactions with related parties as compared to what was reported in the annual report.

Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report.

Future outlook

Pricer anticipates further positive development in the market with growth in the number of installed systems and continued interest from several major retail chains. Evaluations and negotiations with a number of retail chains are in progress. Margins are expected to be further strengthened by lower unit costs. Pricer continues to expect to show profit and positive cash flow during the fourth quarter of 2007.

Next reporting date

The year end report for January-December 2007 will be published February 15, 2008.

Sollentuna, November 8, 2007
Pricer AB (publ)

Charles Jackson
President and CEO

This interim report has not been subject to review by the auditor

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January-September 2007 in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 09,30 hrs CEST on Thursday November 8, 2007.

For further information, please contact:
Charles Jackson, President and CEO, Pricer AB +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,300 installations across three continents with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2007	Q 3 2006	9 month 2007	9 month 2006	Full year 2006
Net sales	131,9	125,9	298,9	296,2	409,9
Cost of goods sold	-91,6	-94,9	-211,9	-237,3	-320,2
Gross profit	**40,3**	**31,0**	**87,0**	**58,9**	**89,7**
Other operating income	0,3	-	14,3	-	-
Other operating expenses	-	-	-	-	-0,2
Selling and administrative expenses	-34,4	-20,6	-90,2	-63,8	-95,3
Research and development expenses	-7,0	-7,7	-25,8	-27,7	-35,2
Operating result	**-0,8**	**2,7**	**-14,7**	**-32,6**	**-41,0**
Net financial items	-5,1	-1,2	-7,2	-3,0	-8,1
Result before tax	**-5,9**	**1,5**	**-21,9**	**-35,6**	**-49,1**
Tax on result for the period	0,5	0,0	1,6	0,0	1,1
Net result for the period	**-5,4**	**1,5**	**-20,3**	**-35,6**	**-48,0**
Attributable to:					
Equity holders of the Parent Company	-5,4	1,7	-20,4	-34,2	-46,5
Minority interest	0,0	-0,2	0,1	-1,4	-1,5
Net result for the period	**-5,4**	**1,5**	**-20,3**	**-35,6**	**-48,0**

Earnings per share, number of shares	**Q 3 2007**	**Q 3 2006**	**9 month 2007**	**9 month 2006**	**Full year 2006**
Earnings per share before dilution, SEK	-0,005	0,01	-0,01	-0,05	-0,05
Earnings per share after dilution, SEK	-0,005	0,01	-0,01	-0,05	-0,05
Number of shares, millions	1 016	882	1 016	754	853
Number of shares after dilution, millions	1 153	882	1 153	754	853

NET SALES BY GEOGRAPHICAL MARKET Amounts in SEK M	**Q 3 2007**	**Q 3 2006**	**9 month 2007**	**9 month 2006**	**Full year 2006**
Nordic Countries	6,2	3,6	15,8	9,2	15,5
Rest of Europe	68,0	75,2	175,4	198,2	265,3
Asia	54,8	39,9	101,1	77,6	115,6
Rest of the world	2,9	7,2	6,6	11,2	13,5
Total net sales	**131,9**	**125,9**	**298,9**	**296,2**	**409,9**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2007-09-30	2006-09-30	2006-12-31
Intangible fixed assets	267,9	275,8	282,2
Tangible fixed assets	6,5	9,3	8,1
Financial assets	0,2	0,3	0,2
Total fixed assets	**274,6**	**285,4**	**290,5**
Inventories	41,6	66,3	64,6
Other receivables	133,7	172,7	107,8
Cash and cash equivalents	73,8	27,0	31,5
Total current assets	**249,1**	**266,0**	**203,9**
TOTAL ASSETS	**523,7**	**551,4**	**494,4**
Shareholders' equity	339,8	368,3	353,1
Equity, minority interest	-0,2	-0,2	0,1
Total equity	**339,6**	**368,1**	**353,2**
Long-term liabilities	87,8	9,4	25,2
Short-term liabilities	96,3	173,9	116,0
Total liabilities	**184,1**	**183,3**	**141,2**
TOTAL EQUITY AND LIABILITIES	**523,7**	**551,4**	**494,4**
Pledged assets	316,4	34,7	77,2
Contingent liabilities	1,2	1,1	1,1
Shareholders' equity per share, SEK	0,33	0,36	0,35
Shareholders' equity, SEK, after dilution	0,29	0,36	0,35

CHANGE IN EQUITY

	9 month	9 month	Full year
Amounts in SEK M	2007	2006	2006
Equity at start of period	**353,2**	**152,1**	**152,1**
New share issue	-	253,9	253,9
Translation difference	0,2	-1,2	-4,3
Shareholder contribution, minority	-	0,4	0,6
Change in shareholder minority	0,0	-1,5	-1,1
Issued employee options	2,2	-	-
Additional interest on convertible	4,5	-	-
Net result for the period	-20,3	-35,6	-48,0
Equity at end of period	**339,8**	**368,1**	**353,2**
Attributable to:			
- Equity holders of the Parent Company	339,8	368,3	353,1
- Minority interest	-0,2	-0,2	0,1
Total	**339,6**	**368,1**	**353,2**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2007	Q 3 2006	9 month 2007	9 month 2006	Full year 2006
Net result after financial items	-5,9	1,5	-21,9	-35,6	-49,1
Adjustment for non-cash items	2,4	3,8	9,9	9,4	17,6
Paid tax	0,8	-0,1	0,0	-0,5	-0,5
Change in working capital	-3,2	-29,1	5,1	-23,4	-19,8
Cash flow from operating activities	**-5,9**	**-23,9**	**-6,9**	**-50,1**	**-51,8**
Cash flow from investing activities	**-0,4**	**4,4**	**5,0**	**-8,4**	**-11,2**
Cash flow from financing activities	**27,3**	**17,2**	**43,0**	**17,2**	**25,5**
Cash flow for the period	**21,0**	**-2,3**	**41,1**	**-41,3**	**-37,5**
Cash and cash equivalents at start of period	**52,5**	**29,0**	**31,6**	**69,5**	**69,5**
Exchange rate difference in cash and cash equivalents	0,3	0,3	1,1	-1,2	-0,4
Cash and cash equivalents at end of period 1)	**73,8**	**27,0**	**73,8**	**27,0**	**31,6**
Unutilised bank overdraft facilities	-	0,0	-	0,0	0,0
Disposable funds at end of period	**73,8**	**27,0**	**73,8**	**27,0**	**31,6**
1) Whereof blocked accounts	0,2	1,1	0,2	1,1	1,1

KEY RATIOS, GROUP

Amounts in SEK M	Q 3 2007	Q 2 2007	Q 1 2007	Q 4 2006	Q 3 2006
Order entry	115,0	145,3	91,1	70,5	43,4
Order entry - moving 4 quarters	421,9	350,3	234,6	303,5	259,8
Net sales	131,9	102,9	64,1	113,7	125,9
Net sales - moving 4 quarters	412,6	406,6	406,5	409,9	419,4
Operating result	-0,8	-10,7	-3,2	-8,2	2,7
Operating result - moving 4 quarters	-22,9	-19,4	-23	-40,8	-39,8
Result for the period	-5,4	-12,2	-2,7	-13,3	1,5
Cash flow from operating activities	-3,2	-5,6	4,6	-3,5	-24,2
Cash flow from op.activities - moving 4 quarters	-7,7	-28,7	-37,7	-68,5	-86,6
Number of employees, end of period	93	96	102	110	115
Equity ratio	65%	67%	73%	71%	67%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2007	Q 3 2006	9 month 2007	9 month 2006	Full year 2006
Net sales	98,1	85,5	226,6	232,4	288,9
Cost of goods sold	-74,5	-65,7	-171,2	-196,3	-240,4
Gross profit	**23,6**	**19,8**	**55,4**	**36,1**	**48,5**
Other operating income	-	-	14,0	0,0	1,0
Other operating costs	-	-	-	0,0	-0,1
Selling and administrative expenses	-20,0	-11,5	-47,7	-36,1	-47,6
Research and development expenses	-4,2	-5,6	-15,9	-23,6	-27,9
Operating result	**-0,6**	**2,7**	**5,8**	**-23,6**	**-26,1**
Result from participations in group companies	-	0,0	0,0	1,0	-12,2
Net financial items	-1,9	1,1	-1,7	-0,6	-0,9
Result before tax	**-2,5**	**3,8**	**4,1**	**-23,2**	**-39,2**
Tax on result for the period	-	0,0	-	0,0	0,0
Net result for the period	**-2,5**	**3,8**	**4,1**	**-23,2**	**-39,2**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	2007-09-30	2006-09-30	2006-12-31
Intangible fixed assets	2,8	5,0	4,5
Tangible fixed assets	4,5	7,1	6,1
Financial assets	346,5	279,4	279,6
Total fixed assets	**353,8**	**291,5**	**290,2**
Inventories	26,6	36,4	47,4
Current receivables	60,8	128,1	62,0
Cash and cash equivalents	61,0	8,7	23,0
Total current assets	**148,4**	**173,2**	**132,4**
TOTAL ASSETS	**502,2**	**464,7**	**422,6**
Shareholders' equity	370,8	375,9	359,9
Total equity	**370,8**	**375,9**	**359,9**
Long-term liabilities	84,4	10,6	9,2
Current liabilities	47,0	78,2	53,5
Total liabilities	**131,4**	**88,8**	**62,7**
TOTAL EQUITY AND LIABILITIES	**502,2**	**464,7**	**422,6**
Pledged assets	301,7	34,7	34,8
Contingent liabilities	0,2	0,2	0,2


Order Entry, SEK M
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Quarter
Moving 4 quarters


Net Sales, SEK M
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Quarter
Moving 4 quarters


Gross margin, %
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Quarter
Moving 4 quarters


Operating Result, SEK M
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Quarter
Moving 4 quarters


Number of Employees
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07

END